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                          November 19, 2021

       Mark T. Behrman
       President and Chief Executive Officer
       LSB INDUSTRIES INC
       3503 NW 63RD Street, Suite 500
       Oklahoma City, Oklahoma 73116

                                                        Re: LSB INDUSTRIES INC
                                                            Registration
Statement on Form S-3
                                                            Filed November 16,
2021
                                                            File No. 333-261131

       Dear Mr. Behrman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Craig E. Marcus, Esq.